Exhibit 99.1

DHT Holdings, Inc. Third Quarter 2024 Results
HAMILTON, BERMUDA, November 12, 2024 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:
USD mill. (except per share)	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	2023	2022
Shipping revenues	141.1	150.1	145.9	142.3	130.3	556.1	450.4
Adjusted net revenues[1]	92.6	103.7	106.3	94.5	89.1	390.4	264.9
Adjusted EBITDA[2]	70.4	80.0	83.7	72.9	67.4	302.0	177.9
Profit/(loss) after tax	35.2	44.5	47.1	35.3	31.0	161.4	62.0
EPS – basic	0.22	0.27	0.29	0.22	0.19	0.99	0.37
EPS – diluted[3]	0.22	0.27	0.29	0.22	0.19	0.99	0.37
Dividend[4]	0.22	0.27	0.29	0.22	0.19	0.99	0.48
Long-term debt	407.6	414.6	397.8	428.7	436.6	428.7	396.7
Cash	73.8	72.6	73.1	74.7	73.9	74.7	125.9
Net debt	333.8	342.0	324.7	354.0	362.7	354.0	270.7

QUARTERLY HIGHLIGHTS:
•
In the third quarter of 2024, the Company achieved average combined time charter equivalent earnings of $42,400 per day, comprised of $43,700 per day for the Company’s VLCCs operating in the spot market and $38,800 per day for the Company’s VLCCs on time-charter. Average spot rate for the quarter for vessels below 15-years of age was $47,600 per day.

•	Adjusted EBITDA for the third quarter of 2024 was $70.4 million. Net profit for the quarter was $35.2 million, which equates to $0.22 per basic share.

•
The Company entered into a one-year time charter contract for DHT Lion, built in 2016. The time charter contract has a rate of $55,000 per day and the vessel was delivered into the time charter contract toward the end of the third quarter.

•	In the third quarter of 2024, the Company paid $25.8 million as installments under its newbuilding program. To date, the Company has paid a total of $77.3 million under its newbuilding program.

•
For the third quarter of 2024, the Company declared a cash dividend of $0.22 per share of outstanding common stock, payable on November 29, 2024, to shareholders of record as of November 22, 2024. This marks the 59th consecutive quarterly cash dividend and is in line with the Company’s capital allocation policy to pay out 100% of ordinary net income. The shares will trade ex-dividend from November 22, 2024.

OPERATIONAL HIGHLIGHTS:
	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	2023	2022
Operating days[5]	2,208.0	2,184.0	2,184.0	2,208.0	2,177.7	8,548.7	8,929.0
Scheduled off hire days	23.9	8.1	60.2	-	79.1	251.8	150.3
Unscheduled off hire[6]	0.0%	2.8%*	1.5%*	0.1%	0.1%	0.9%	0.2%
Revenue days[7]	2,184.4	2,114.0	2,090.8	2,206.7	2,096.0	8,221.0	8,721.7
Spot exposure[6]	74.5%	78.5%	79.2%	81.2%	77.3%	75.6%	75.4%
VLCC time charter rate per day	$ 38,800	$ 36,400	$ 39,500	$ 39,600	$ 35,500	$ 36,400	$ 34,600
VLCC spot rate per day	$ 43,700	$ 52,700	$ 54,000	$ 43,600	$ 44,700	$ 51,200	$ 29,000
*
In Q2 2024 one vessel underwent unscheduled repairs, accounting for the predominant part of the unscheduled off hire for the quarter. In Q1 2024 two vessels underwent unscheduled repairs, accounting for the unscheduled off hire for the quarter.

Chinese economic growth and oil demand have year-to-date not met projections. Whilst China is deploying various inducements to its economy, we are yet to see “whatever it takes” levels of economic policy changes and stimuli. We do however think it is reasonable to expect efforts from China, which should revitalize the economy and lead to an uptick in demand.
By restraining production, OPEC+ aims to balance the market and support prices, especially in the face of increasing competition from Atlantic basin producers. This strategy also includes targeting Asian customers’ inventory levels of crude oil below the five-year average, creating a tighter market for when economic conditions improve. However, limited transparency in China’s crude oil inventory data complicates assessments of actual levels. If Chinese inventories are indeed low as indicated and, as Western inventories are relatively higher than in Asia, one should expect Atlantic based barrels to increasingly go East. Additionally, recovering refinery margins in Asia in combination with increasing Chinese crude oil import quotas heading into next year should shift the dynamics in favor of a stronger freight market.
The result of the US election leads us to expect certain policy changes that we believe will be constructive for our business:
•	Tightening of Iranian sanctions that should re-impose pressure on Iranian oil exports, barrels that could be replaced by other Middle Eastern producers.
•	Reversal of current decarbonization regulations, implying higher medium-term demand for fossil fuels towards 2030.
•	Pro-drilling policies should further stimulate US production growth and exports.

We believe we have an appropriate strategy tailored to the structure of our market; focusing on solid customer relations offering safe and reliable services, maintaining a competitive cost structure with robust break-even levels, a solid balance sheet, and a clear capital allocation policy. The whole DHT team continues to work hard and operate with leading governance standards and a high level of integrity.
As of September 30, 2024, DHT had a fleet of 24 VLCCs, with a total dwt of 7,479,177. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/

OUTLOOK:

Estimated Q4 2024
Total term time charter days	596
Average term time charter rate ($/day)	$ 40,000
Total spot days for the quarter	1,610
Spot days booked to date	1,040
Average spot rate booked to date ($/day)	$ 41,000
Average spot rate for vessels below 15-years ($/day)	$ 44,800
Spot P&L break-even for the quarter	$ 21,500
* The months of October and November include profit-sharing. The month of December assumes only the base rate.
•
Thus far in the fourth quarter of 2024, 64% of the available VLCC spot days have been booked at an average rate of $41,000 per day on a discharge-to-discharge basis. 74% of the available VLCC days, combined spot and time-charter days, have been booked at an average rate of $40,600 per day.

Footnotes:
1Shipping revenues net of voyage expenses.
2 Shipping revenues net of voyage expenses, other revenues, vessel operating expenses and general and administrative expenses.
3Diluted shares include the dilutive effect of the restricted shares granted to management and members of the board of directors.
4Per common share.
5Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
6As % of total operating days in period.
7Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale.

THIRD QUARTER 2024 FINANCIALS
The Company reported shipping revenues for the third quarter of 2024 of $141.1 million compared to shipping revenues of $130.3 million in the third quarter of 2023. The increase from the 2023 period to the 2024 period includes $5.5 million attributable to increased total revenue days and $5.3 million attributable to higher time charter rates.
Other revenues for the third quarter of 2024 were $1.0 million compared to $1.2 million in the third quarter of 2023 and relate to technical management services provided.
Voyage expenses for the third quarter of 2024 were $48.5 million, compared to voyage expenses of $41.2 million in the third quarter of 2023. The change was related to an increase in bunker expenses of $8.1 million and an increase in other voyage-related costs of $0.3 million, partially offset by a decrease in port expenses of $1.2 million. The increased bunker expense in the third quarter of 2024 is mainly due to one additional vessel in the fleet and fewer off hire days. Voyage expenses will in general vary depending on the actual trading patterns during a quarter.
Vessel operating expenses for the third quarter of 2024 were $19.0 million compared to $18.6 million in the third quarter of 2023. The increase was mainly related to an additional vessel in the fleet.
Depreciation and amortization, including depreciation of capitalized survey expenses, was $28.1 million for the third quarter of 2024, compared to $28.3 million in the third quarter of 2023. The decrease was mainly due to decreased depreciation of drydocking and exhaust gas cleaning systems of $0.6 million, partially offset by increased depreciation of vessels $0.4 million due to an additional vessel in the fleet.
General and administrative (“G&A”) expense for the third quarter of 2024 was $4.2 million, consisting of $3.2 million cash and $1.0 million non-cash charges, compared to $4.3 million in the third quarter of 2023, consisting of $3.5 million cash and $0.8 million non-cash charges. Non-cash G&A includes accrual for social security tax.
Net financial expenses for the third quarter of 2024 were $7.0 million compared to $8.0 million in the third quarter of 2023. The decrease was mainly due to decreased interest expenses of $1.5 million due to a decline in interest rates, partially offset by a $0.3 million increase related to currency loss and a $0.2 million decrease in interest income.
As a result of the foregoing, the Company had a net profit in the third quarter of 2024 of $35.2 million, or earnings of $0.22 per basic share and $0.22 per diluted share, compared to a net profit in the third quarter of 2023 of $31.0 million, or earnings of $0.19 per basic share and $0.19 per diluted share. The increase from the third quarter of 2023 to the third quarter of 2024 was mainly due to a $3.2 million increase in operating income and a $1.0 million decrease in net financial expenses.
Net cash provided by operating activities for the third quarter of 2024 was $80.1 million compared to $55.7 million for the third quarter of 2023. The increase was due to a net profit of $35.2 million in the third quarter of 2024 compared to a net profit of $31.0 million in the third quarter of 2023, and a $20.3 million change in operating assets and liabilities, partially offset by a decrease in non-cash items included in net profit of $0.1 million.
Net cash used in investing activities was $27.9 million in the third quarter of 2024, comprised of $25.8 million related to investment in vessels under construction and $2.0 million related to investment in vessels. Net cash used in investing activities was $93.0 million in the third quarter of 2023 and was related to investment in vessels.
Net cash used in financing activities for the third quarter of 2024 was $51.6 million comprised of $43.6 million related to cash dividend paid and $7.6 million related to scheduled repayment of long-term debt. Net cash used in financing activities for the third quarter of 2023 was $19.3 million comprised of $56.7 million related to cash dividend paid, $45.0 million related to prepayment of long-term debt, $9.9 million related to purchase of treasury shares and $6.9 million related to scheduled repayment of long-term debt, partially offset by $99.5 million related to issuance of long-term debt.
As of September 30, 2024, the cash balance was $73.8 million, compared to $74.7 million as of December 31, 2023.
The Company monitors its covenant compliance on an ongoing basis. As of September 30, 2024, the Company was in compliance with its financial covenants.

As of September 30, 2024, the Company had 161,464,487 shares of common stock outstanding compared to 160,999,542 shares as of December 31, 2023.
The Company declared a cash dividend of $0.22 per common share for the third quarter of 2024 payable on November 29, 2024, for shareholders of record as of November 22, 2024.
NINE MONTHS 2024 FINANCIALS
The Company reported shipping revenues for the first three quarters of 2024 of $437.1 million compared to $413.8 million in the first three quarters of 2023. The increase from the 2023 period to the 2024 period includes $25.8 million attributable to increased total revenue days, partially offset by $2.5 million attributable to lower tanker rates.
Other revenues for the first three quarters of 2024 were $3.3 million compared to $3.4 million in the first three quarters of 2023 and relate to technical management services provided.
Voyage expenses for the first three quarters of 2024 were $134.4 million compared to voyage expenses of $117.9 million in the first three quarters of 2023. The change was mainly related to an increase in bunker expenses of $18.5 million, partially offset by a decrease in port expenses of $2.7 million. The increased bunker expense in the first three quarters of 2024 is mainly due to one additional vessel in the fleet, more vessels in the spot market and fewer off hire days. Voyage expenses will in general vary depending on the actual trading patterns during the period.
Vessel operating expenses for the first three quarters of 2024 were $58.6 million compared to $56.7 million in the first three quarters of 2023. The increase was mainly related to an additional vessel in the fleet and insurance deductibles.
Depreciation and amortization, including depreciation of capitalized survey expenses, was $84.3 million for the first three quarters of 2024, compared to $80.4 million in the first three quarters of 2023. The increase was mainly due to increased depreciation of vessels and drydocking of $3.2 million due to an additional vessel in the fleet and an increase in depreciation of exhaust gas cleaning systems of $0.7 million.
G&A for the first three quarters of 2024 was $13.4 million, consisting of $10.5 million cash and $2.9 million non-cash charges, compared to $13.5 million, consisting of $10.8 million cash and $2.7 million non-cash charges for the first three quarters of 2023. Non-cash G&A includes accrual for social security tax.
Net financial expenses for the first three quarters of 2024 were $22.6 million, compared to $22.2 million in the first three quarters of 2023. The increase was due to decreased interest income of $0.5 million, $0.3 million related to currency loss and increased interest expense of $0.1 million, partially offset by a non-cash loss of $0.5 million related to interest rate derivatives in the first three quarters of 2023.
The Company had a net profit for the first three quarters of 2024 of $126.7 million, or earnings of $0.78 per basic share and $0.78 per diluted share compared to a net profit of $126.1 million, or earnings of $0.77 per basic share and $0.77 per diluted share in the first three quarters of 2023. The difference between the two periods was mainly due to a $1.1 million increase in operating income, partially offset by a $0.4 million increase in net financial expenses.
Net cash provided by operating activities for the first three quarters of 2024 was $232.9 million compared to $209.1 million for the first three quarters of 2023. The increase was mainly due to a net profit of $126.7 million in the first three quarters of 2024 compared to a net profit of $126.1 million in the first three quarters of 2023, a $19.0 million change in operating assets and liabilities, and a $4.1 million increase in non-cash items included in net profit.
Net cash used in investing activities for the first three quarters of 2024 was $84.0 million comprised of $77.3 million related to investment in vessels under construction and $6.6 million related to investment in vessels. Net cash used in investing activities for the first three quarters of 2023 was $122.8 million comprised of $125.9 million related to investment in vessels, partially offset by $3.3 million related to proceeds from sale of derivatives.

Net cash used in financing activities for the first three quarters of 2024 was $150.0 million comprised of $125.9 million related to cash dividends paid, $74.0 million related to prepayment of long-term debt and $24.1 million related to scheduled repayment of long-term debt, partially offset by $75.0 million related to issuance of long-term debt. Net cash used in financing activities for the first three quarters of 2023 was $138.2 million comprised of $216.8 million related to repayment of long-term debt in connection with refinancing, $156.1 million related to cash dividends paid, $45.0 million related to prepayment of long-term debt, $18.8 million related to purchase of treasury shares and $15.6 million related to scheduled repayment of long-term debt, partially offset by $315.7 million related to issuance of long-term debt.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.
USD in thousands except time charter equivalent per day	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	2023	2022
Reconciliation of adjusted net revenue
Shipping revenues	141,125	150,066	145,876	142,292	130,322	556,075	450,381
Voyage expenses	(48,484)	(46,370)	(39,537)	(47,771)	(41,235)	(165,667)	(185,502)
Adjusted net revenues	92,641	103,696	106,339	94,521	89,087	390,408	264,880

Reconciliation of adjusted EBITDA
Profit/(loss) after tax	35,189	44,489	47,072	35,308	30,967	161,397	61,979
Income tax expense	79	129	206	226	137	649	587
Other financial (income)/expenses	719	470	454	599	413	1,984	2,826
Fair value (gain)/loss on derivative financial liabilities	-	-	-	-	-	504	(14,983)
Interest expense	7,318	7,921	8,775	9,194	8,789	33,061	26,197
Interest income	(1,035)	(935)	(1,091)	(908)	(1,213)	(4,485)	(1,076)
Share of profit from associated companies	-	-	-	-	-	-	(1,327)
(Gain)/loss, sale of vessel	-	-	-	-	-	-	(19,513)
Depreciation and amortization	28,135	27,878	28,250	28,475	28,326	108,902	123,255
Adjusted EBITDA	70,406	79,953	83,666	72,894	67,419	302,012	177,946

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	43,700	52,700	54,000	43,600	44,700	51,200	29,000
IFRS 15 impact on spot time charter equivalent per day**	(2,800)	(1,500)	400	2,700	(2,400)	300	1,200
Adjusted spot time charter equivalent per day	40,900	51,200	54,400	46,300	42,300	51,500	30,200
* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast, which will include a slide presentation, at 8:00 a.m. ET/14:00 CET on Tuesday, November 13, 2024, to discuss the results for the quarter.
To access the conference call the participants are required to register using this link:
https://register.vevent.com/register/BIe6d54a86b4c8465d8786999b1bf65709
Upon registering, each participant will be provided with participant dial-in numbers, and a unique personal PIN. Participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the Call Me feature instead of dialing the nearest dial-in number.
The webcast, which will include a slide presentation, will be available on the following link:
https://edge.media-server.com/mmc/p/6xhku6mf and can also be accessed in the Investor Relations section of DHT's website at http://www.dhtankers.com.
A recording of the audio and slides presented will be available until November 20, 2024, at 14:00 CET. The recording can be accessed through the following link: https://edge.media-server.com/mmc/p/6xhku6mf
ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit http://www.dhtankers.com.
FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 20, 2024.
The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.
CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2024

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)
	Note	September 30, 2024 (Unaudited)	December 31, 2023 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$73,829	74,738
Accounts receivable and accrued revenues	7	58,553	75,848
Capitalized voyage expenses		2,848	2,549
Prepaid expenses		12,999	13,557
Bunker inventory		33,299	33,806
Total current assets		$181,528	200,498

Non-current assets
Vessels	5	$1,207,533	1,283,710
Advances for vessels under construction	5	78,870	-
Advances for vessel upgrades	5	-	10
Other property, plant and equipment		5,263	6,649
Goodwill		1,356	1,356
Total non-current assets		$1,293,022	1,291,725

TOTAL ASSETS		$1,474,550	1,492,223

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$22,711	20,493
Current portion long-term debt	4	48,340	30,300
Other current liabilities		1,509	1,418
Deferred shipping revenues	8	2,711	4,394
Total current liabilities		$75,271	56,605

Non-current liabilities
Long-term debt	4	$359,289	398,425
Other non-current liabilities		4,305	5,527
Total non-current liabilities		$363,594	403,952

TOTAL LIABILITIES		$438,865	460,557

Equity
Common stock at par value	6	$1,615	1,610
Additional paid-in capital		1,230,832	1,228,254
Accumulated deficit		(205,909)	(206,477)
Translation differences		329	201
Other reserves		3,882	3,566
Total equity attributable to the Company		1,030,748	1,027,153
Non-controlling interest		4,937	4,513
Total equity		$1,035,685	1,031,667

TOTAL LIABILITIES AND EQUITY		$1,474,550	1,492,223

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands, except shares and per share amounts)
		Q3 2024	Q3 2023	9 months 2024	9 months 2023
	Note	Jul. 1 - Sep. 30, 2024	Jul. 1 - Sep. 30, 2023	Jan. 1 - Sep. 30, 2024	Jan. 1 - Sep. 30, 2023
Shipping revenues		$141,125	130,322	437,067	413,783
Other revenues		982	1,243	3,315	3,397
Total revenues	3	$142,107	131,565	440,382	417,180

Operating expenses
Voyage expenses		(48,484)	(41,235)	(134,390)	(117,896)
Vessel operating expenses		(19,048)	(18,608)	(58,614)	(56,711)
Depreciation and amortization	5	(28,135)	(28,326)	(84,264)	(80,427)
General and administrative expenses		(4,169)	(4,303)	(13,354)	(13,455)
Total operating expenses		$(99,837)	(92,472)	(290,621)	(268,490)

Operating (loss)/ income		$42,270	39,093	149,760	148,691

Interest income		1,035	1,213	3,061	3,577
Interest expense		(7,318)	(8,789)	(24,015)	(23,868)
Fair value gain/(loss) on derivative financial liabilities		-	-	-	(504)
Other financial (expense)/income		(719)	(413)	(1,643)	(1,385)
Profit/(loss) before tax		$35,268	31,104	127,163	126,512

Income tax expense		(79)	(137)	(414)	(422)
Profit/(loss) after tax		$35,189	30,967	126,749	126,089
Attributable to owners of non-controlling interest		(17)	208	308	97
Attributable to the owners of parent		$35,206	30,759	126,442	125,993

Attributable to the owners of parent

Basic earnings/(loss) per share		0.22	0.19	0.78	0.77
Diluted earnings/(loss) per share		0.22	0.19	0.78	0.77

Weighted average number of shares (basic)		161,464,487	161,735,939	161,382,024	162,575,803
Weighted average number of shares (diluted)		161,553,185	161,902,025	161,479,762	162,743,441

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands)
		Q3 2024	Q3 2023	9 months 2024	9 months 2023
	Note	Jul. 1 - Sep. 30, 2024	Jul. 1 - Sep. 30, 2023	Jan. 1 - Sep. 30, 2024	Jan. 1 - Sep. 30, 2023
Profit/(loss) after tax		$35,189	30,967	126,749	126,089

Other comprehensive income/(loss):
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency denominated associate and subsidiary		462	(106)	244	(163)
Total		$462	(106)	244	(163)

Other comprehensive income/(loss)		$462	(106)	244	(163)

Total comprehensive income/(loss) for the period		$35,651	30,861	126,993	125,927

Attributable to owners of non-controlling interest		$194	156	423	3
Attributable to the owners of parent		$35,457	30,705	126,570	125,924

 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)
		Q3 2024	Q3 2023	9 months 2024	9 months 2023
	Note	Jul. 1 - Sep. 30, 2024	Jul. 1 - Sep. 30, 2023	Jan. 1 - Sep. 30, 2024	Jan. 1 - Sep. 30, 2023
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) after tax		$35,189	30,967	126,749	126,089

Items included in net income not affecting cash flows		29,632	29,706	89,143	85,050
Depreciation and amortization	5	28,135	28,326	84,264	80,427
Amortization of deferred debt issuance cost		652	664	1,995	2,222
(Gain) / loss, disposal of property, plant and equipment		-	8	-	18
Fair value (gain)/loss on derivative financial instruments		-	-	-	504
Compensation related to options and restricted stock		903	716	2,898	2,583
Net foreign exchange differences		(58)	(9)	(13)	(11)
(Gain) / loss modification of debt		-	-	-	(693)
Income adjusted for non-cash items		$64,821	60,672	215,892	211,139

Changes in operating assets and liabilities		15,323	(4,949)	16,976	(1,995)
Accounts receivable and accrued revenues		11,802	1,147	17,295	3,781
Capitalized voyage expenses		3,203	(625)	(299)	(18)
Prepaid expenses		(3,105)	1,264	558	1,527
Accounts payable and accrued expenses		410	(2,214)	677	(2,639)
Deferred shipping revenues		(535)	(1,116)	(1,682)	222
Bunker inventory		3,508	(3,425)	508	(4,715)
Pension liability		40	21	(80)	(152)
Net cash provided by operating activities		$80,144	55,723	232,868	209,144

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(2,004)	(92,943)	(6,633)	(125,897)
Investment in vessels under construction		(25,840)	-	(77,338)	-
Proceeds from sale of derivatives		-	-	-	3,256
Investment in other property, plant and equipment		(47)	(89)	(69)	(134)
Net cash used in investing activities		$(27,891)	(93,032)	(84,040)	(122,775)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(43,595)	(56,661)	(125,873)	(156,082)
Dividends paid to non-controlling interest		-	-	-	(590)
Repayment principal element of lease liability		(354)	(346)	(1,033)	(1,082)
Issuance of long-term debt	4	-	99,492	75,000	315,684
Purchase of treasury shares	6	-	(9,942)	-	(18,808)
Scheduled repayment of long-term debt		(7,625)	(6,875)	(24,088)	(15,588)
Prepayment of long-term debt	4	-	(45,000)	(74,000)	(45,000)
Repayment of long-term debt refinancing		-	-	-	(216,761)
Net cash used in financing activities		$(51,574)	(19,331)	(149,995)	(138,227)

Net (decrease)/increase in cash and cash equivalents		679	(56,640)	(1,167)	(51,859)
Net foreign exchange difference		509	(90)	259	(169)
Cash and cash equivalents at beginning of period		72,642	130,649	74,738	125,948
Cash and cash equivalents at end of period		$73,829	73,920	73,829	73,920

Specification of items included in operating activities:
Interest paid		7,499	7,324	23,385	20,561
Interest received		288	367	2,281	3,221

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands, except shares)
				Paid-in					Non-
				Additional	Treasury	Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Amount	Capital	Shares	Deficit	Differences	Reserves	Interest	Equity
Balance at January 1, 2023		162,653,339	$1,627	$1,243,754	$-	$(180,664)	$138	$3,623	$5,008	$1,073,486
Profit/(loss) after tax						125,993			97	126,089
Other comprehensive income/(loss)						-	(69)		(94)	(163)
Total comprehensive income/(loss)						125,993	(69)		3	125,927
Cash dividends declared and paid						(156,082)			(590)	(156,672)
Purchase of treasury shares	6				(18,808)					(18,808)
Retirement of treasury shares	6	(2,209,927)	(22)	(18,786)	18,808					-
Compensation related to options and restricted stock		556,130	6	3,069				(491)		2,583
Balance at September 30, 2023		160,999,542	$1,610	$1,228,037	$-	$(210,754)	$69	$3,132	$4,421	$1,026,516

Balance at January 1, 2024		160,999,542	$1,610	$1,228,254	$-	$(206,477)	$201	$3,566	$4,513	$1,031,667
Profit/(loss) after tax						126,442			308	126,749
Other comprehensive income/(loss)						-	128		116	244
Total comprehensive income/(loss)						126,442	128		423	126,993
Cash dividends declared and paid						(125,873)				(125,873)
Compensation related to options and restricted stock		464,945	5	2,578				315		2,898
Balance at September 30, 2024	6	161,464,487	$1,615	$1,230,832	$-	$(205,909)	$329	$3,882	$4,937	$1,035,685

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2024
Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on November 12, 2024, and authorized for issue on November 12, 2024.

Note 2 – General accounting principles

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2023. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a historical cost basis. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2023 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Vessels under construction - pre-delivery installments
The initial pre-delivery installments made for vessels are recorded in the statement of financial position as “Advances for vessels under construction” under Non-current assets. Vessels under construction are presented at cost less identified impairment losses, if any. Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs, if any, incurred during the construction period.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
 New and amended standards and interpretations that are issued are disclosed below.

o
Amendments to IAS 1 - Classification of Liabilities as Current or Non-current
The amendments affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expense, or the information disclosed about those items. The amendments are effective for annual periods beginning on or after January 1, 2024. The Company has adopted the amendments to IAS 1 and these amendments have no impact on the presentation of the Company’s interim condensed consolidated financial statements.

Note 3 – Segment reporting

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based on the nature and financial effects of the business activities in which it engages and the economic environment in which it operates. The consolidated operating results are regularly reviewed by the Company’s chief operating decision maker, the President & Chief Executive Officer, and the Company does not monitor performance by geographical areas.

The below table details the Company’s total revenues:
$ in thousands	Q3 2024	Q3 2023	9M 2024	9M 2023
Time charter revenues[1]	22,484	17,859	58,573	58,339
Voyage charter revenues	118,641	112,464	378,494	355,444
Shipping revenues	141,125	130,322	437,067	413,783
Other revenues[2]	982	1,243	3,315	3,397
Total revenues	142,107	131,565	440,382	417,180
1 Time charter revenues is presented in accordance with IFRS 16 Leases, while the portion of time charter revenues related to technical management services, equaling $5.1 million in the third quarter of 2024, $4.3 million in the third quarter of 2023, $13.1 million in the first nine months of 2024 and $15.1 million in the first nine months of 2023, is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.
2 Other revenues mainly relate to technical management services provided.

As of September 30, 2024, the Company had 24 vessels in operation; seven vessels were on time charters and 17 vessels operating in the spot market.

Information about major customers:
For the period from July 1, 2024, to September 30, 2024, five customers represented $32.0 million, $28.3 million, $18.0 million, $11.2 million, and $10.0 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $99.6 million, equal to 71 percent of the shipping revenues of $141.1 million for the period from July 1, 2024, to September 30, 2024.

For the period from January 1, 2024, to September 30, 2024, five customers represented $84.9 million, $67.8 million, $65.1 million, $30.1 million, and $22.8 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $270.8 million, equal to 62 percent of the shipping revenues of $437.1 million for the period from January 1, 2024, to September 30, 2024.

For the period from July 1, 2023, to September 30, 2023, five customers represented $34.3 million, $17.8 million, $13.1 million, $10.0 million, and $8.4 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $83.6 million, equal to 64 percent of the shipping revenues of $130.3 million for the period from July 1, 2023, to September 30, 2023.

For the period from January 1, 2023, to September 30, 2023, five customers represented $64.9 million, $60.8 million, $59.9 million, $38.2 million, and $29.4 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $253.3 million, equal to 61 percent of the shipping revenues of $413.8 million for the period from January 1, 2023, to September 30, 2023.

Note 4 – Interest bearing debt

As of September 30, 2024, DHT had interest bearing debt totaling $407.6 million.

Scheduled debt repayments

	Interest		Q4
$ in thousands	rate	Maturity	2024	2025	2026	Thereafter	Total
Credit Agricole Credit Facility	SOFR + 2.05%	2028	625	2,500	2,500	27,500	33,125
Danish Ship Finance Credit Facility [1]	SOFR + 2.00%	2025	1,213	26,693	-	-	27,907
ING Credit Facility [2]	SOFR + 1.90%	2029	6,250	25,000	25,000	161,150	217,400
ING Credit Facility	SOFR + 1.80%	2029	750	3,000	3,000	35,250	42,000
Nordea Credit Facility [3]	SOFR + CAS[4] + 1.90%	2027	-	23,715	23,715	46,091	93,521
Total			8,838	80,908	54,215	269,991	413,952
Unamortized upfront fees bank loans							(6,323)
Total interest bearing debt							407,629

1 Semiannual installment
2 $50.1 mill. undrawn as of September 30, 2024
3 $140.0 mill. undrawn as of September 30, 2024
4 3 months Credit Adjustment Spread (CAS) of 0.26%

ING Credit Facility
In January 2023, the Company entered into a new $405 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90% and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

In the third quarter of 2023, the Company drew down $55 million under the revolving credit facility, which was applied towards the delivery of DHT Appaloosa and general corporate purposes. In the fourth quarter of 2023, the Company drew down $24 million under the revolving credit facility which was subsequently repaid in January 2024. In the first quarter of 2024, the Company drew down $50 million under the revolving credit facility which was subsequently repaid in the same quarter. In the second quarter of 2024, the Company drew down $25 million under the revolving credit facility which was used for first installments under the newbuilding contracts.

In September 2023, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, one wholly owned special-purpose vessel-owning subsidiary as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029. The draw down of the $45 million senior secured credit facility was applied to repay the revolving credit facility.

Credit Agricole Credit Facility
The credit facility is repayable in quarterly installments of $0.6 million with final payment of $22.5 million in addition to the last installment in December 2028.

Danish Ship Finance Credit Facility
The credit facility is repayable in semiannual installments of $1.2 million and a final payment of $24.3 million in addition to the last installment in November 2025. In October 2023, we entered into an amended and restatement agreement in relation to the LIBOR cessation. The credit facility bears an interest rate equal to SOFR plus a margin of 2.00%.

Nordea Credit Facility
The credit facility is repayable in quarterly installments of $5.9 million from the first quarter of 2025, with the final payment of $40.9 million in addition to the last installment of $5.2 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted “accordion” of $250 million. In June 2023, we entered into an amended and restatement agreement in relation to the LIBOR cessation. The credit facility bears an interest rate equal to SOFR plus CAS plus a margin of 1.90%. In the fourth quarter of 2023, the Company prepaid $23.7 million under the Nordea Credit Facility. The voluntary prepayment was made for all regular installments for 2024.

Covenant compliance
The Company’s financial covenants as of September 30, 2024, are summarized as follows:

	ING	Credit Agricole	Danish Ship Finance	Nordea
	Credit Facility	Credit Facility	Credit Facility	Credit Facility
Security	11 VLCCs	1 VLCC	1 VLCC	11 VLCCs
Charter free market value of vessels that secure facility must be no less than	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.
*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by a broker approved by the financial institution)

As of September 30, 2024, the Company was in compliance with its financial covenants.

Note 5 – Vessels

The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.

Vessels

Cost of Vessels
$ in thousands
At January 1, 2024	2,052,878
Transferred from vessels upgrades	6,649
Retirement [1]	(8,339)
At September 30, 2024	2,051,188

Depreciation and amortization
$ in thousands
At January 1, 2024	769,168
Depreciation and amortization [2]	82,826
Retirement [1]	(8,339)
At September 30, 2024	843,655

Carrying Amount
$ in thousands
At January 1, 2024	1,283,710
At September 30, 2024	1,207,533
1Relates to completed depreciation of drydocking for DHT Bauhinia and DHT Europe.
2 Relates solely to depreciation of vessels, drydocking, and EGCS. Depreciation of office leases and other property, plant, and equipment represents an additional $1,437 thousand, which combined with the depreciation of vessels, drydocking, and EGCS comprises $84,264 thousand in depreciation and amortization.

Advances for vessel upgrades
Cost of advances for vessel upgrades relates to prepaid drydocking.

Cost of advances of vessel upgrades
$ in thousands
At January 1, 2024	10
Additions	6,639
Transferred to vessels	(6,649)
At September 30, 2024	-

Advances for vessels under construction
The Company has entered into agreements to build four large VLCCs, fitted with exhaust gas cleaning systems, expected to be delivered between February and July 2026. Two will be constructed at each Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) and Hanwha Ocean Co., Ltd. (“Hanwha”) in South Korea. The average price for the four ships is $130 million, adjusted for change orders. As of September 30, 2024, the Company has paid $77.3 million related to the installments under its newbuilding program. In addition, the Company has capitalized $1.5 million as borrowing costs in connection with the financing of the vessels under construction, at an average interest rate of 7.3% p.a., and $0.1 million related to other directly attributable expenses.

Cost of vessels under construction
$ in thousands
At January 1, 2024	-
Additions	78,870
At September 30, 2024	78,870

The following table represents future expected payments related to the vessels under construction as of September 30, 2024:
Vessels under construction
$ in thousands
Within the next 12 months	102,566
From one year to three years	339,946
At September 30, 2024*	442,512

*These are estimates only and are subject to change as construction progresses.

Note 6 – Stockholders’ equity and dividend payment

Common stock
Issued at September 30, 2024	161,464,487
Numbers of shares authorized for issue at September 30, 2024	250,000,000
Par value	$0.01

Common stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Stock repurchases
No stock repurchases were made in the first three quarters of 2024.

In the third quarter of 2023, the Company purchased 1,137,583 of its own shares in the open market for an aggregate consideration of $9.9 million, at an average price of $8.72. All shares were retired upon receipt. In the second quarter of 2023, the Company purchased 1,072,344 of its own shares in the open market for an aggregate consideration of $8.9 million, at an average price of $8.25. All shares were retired upon receipt, of which 251,879 shares, equivalent to $2.1 million in treasury shares, were retired in July 2023. No stock repurchases were made in the first quarter of 2023.

Dividend payments

Dividend payments made year-to-date as of September 30, 2024:

Payment date $ in thousands, except per common share	Total payment	Per common share
August 30, 2024	$43,595	$0.27
May 31, 2024	$46,786	$0.29
February 28, 2024	$35,492	$0.22
Total payments made year-to-date as of September 30, 2024	$125,873	$0.78

Dividend payment made during 2023:

Payment date $ in thousands, except per common share	Total payment	Per common share
November 28, 2023	$30,590	$0.19
August 30, 2023	$56,661	$0.35
May 25, 2023	$37,487	$0.23
February 24, 2023	$61,935	$0.38
Total payments made during 2023	$186,672	$1.15

Note 7 – Accounts receivable and accrued revenues

As of September 30, 2024, $58.6 million, consisting mainly of accounts receivable with no material amounts overdue, was recognized as accounts receivable and accrued revenues in the interim condensed consolidated statement of financial position, compared to $75.8 million as of December 31, 2023.

Note 8 – Deferred shipping revenues

Deferred shipping revenues relate to charter hire payments paid in advance. As of September 30, 2024, $2.7 million was recognized as deferred shipping revenues in the interim condensed consolidated statement of financial position, compared to $4.4 million as of December 31, 2023.

Note 9 – Financial risk management, objectives, and policies

Note 9 in the 2023 annual report on Form 20-F provides details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On November 12, 2024, the Board approved a dividend of $0.22 per common share related to the third quarter of 2024 to be paid on November 29, 2024, for shareholders of record as of November 22, 2024.